
UNITED STATES
~~RITIES AND E~~XCHANGE COMMISSION
Washington, D.C. 20~~RECEIVED~~

NUAL AUDITED REPORT
FORM X-17A-5
PART III ~~REGISTRATIONS BRANCH~~

MAR 03 2016
16

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SEC FILE NUMBER
8- 43078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2015_____ AND ENDING_____12/31/2015_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAIN BROTHERS + COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____360 Madison Avenue, 5th Floor_____
                              (No. and Street)

_____New York_____NY_____10017_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhett D. Thurman   (212) 869-5600
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Grant Thornton, LLP_____
                   (Name – if individual, state last, first, middle name)

_____757 Third Avenue_____New York_____NY_____10017____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Rhett D. Thurman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Cain Brothers & Company, LLC_____ , as of _____December 31_____, 20_15____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Tara Payne-Mills
Notary Public, State Of New York
No. 01PA4998720
Qualified in Nassau County
Certificate filed in New York County
Commission Expires July 6, 2018
Notary Public

_____
Signature

_____Managing Director_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
   Cain Brothers & Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of December 31, 2015. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 29, 2016

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 10,478,253
Fees receivable, net of reserves of $108,910	2,540,212
Due from clearing broker	1,146,032
Securities owned, at fair value	1,903,147
Investments, at fair value	134,945
Property and equipment - net of accumulated depreciation and amortization of $2,560,437	184,093
Prepaid expenses and other assets	955,659
Total assets	**$ 17,342,341**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Bonus and profit-sharing payable	$ 3,895,119
Undistributed earnings payable to parent company	748,656
Accounts payable, accrued expenses and other liabilities	2,772,245
Total liabilities	**7,416,020**

MEMBER'S EQUITY

Cain Brothers & Company, Incorporated	9,926,321
Total member's equity	**9,926,321**
Total liabilities and member's equity	**$ 17,342,341**

The accompanying notes are an integral part of this statement.

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Notes to Consolidated Statement of Financial Condition
December 31, 2015

1. ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of December 31, 2015, the Company is operating under the Third Amended and Restated Limited Liability Company Operating Agreement (as amended, the "New Agreement"). The Company, which was formed by Cain Brothers & Company, Incorporated ("Cain") subject to the Asset Contribution Agreement dated August 1, 1997, filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered as a Commodity Trading Advisor with the Commodity Futures Trading Commission and a member of the National Futures Association.

Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company is also the sole member of Cain Brothers RE LLC (organized as a Delaware LLC on February 24, 2005), a licensed real estate broker which offers financial advisory and brokerage services related to medical real estate assets.

2. BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement in connection with the withdrawal of Banc One's membership and admission of Able Health Ventures LLC ("Lehman"), a wholly owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company. On March 31, 2006, Cain made an additional contribution of capital to the Company which was used to redeem in full the preferred interest of Lehman at its carrying value (the "Lehman Redemption"). The Lehman Redemption did not affect the Company's capital; as a consequence of this transaction, the Company became a single-member LLC.

Effective with the Lehman Redemption, the business and affairs of the Company have been managed and controlled by Cain as the sole member. On December 14, 2007, Cain entered into a credit agreement with CapitalSource CF LLC ("CapitalSource") which facilitated Cain's recapitalization and redemption of a portion of the equity interest in Cain held by Daniel and James Cain (its founders). Pursuant to the credit agreement, Cain pledged its assets, including its membership interest in the Company, to CapitalSource.

- 4 -

Also pursuant to the credit agreement, Cain caused the Company to enter into a letter agreement which stipulated that an amendment to the Company's Operating Agreement would be adopted on or before March 14, 2008. This amendment, made on March 10, 2008, requires the Company to make quarterly distributions to Cain to the extent that the Company's earnings and regulatory capital are sufficient to allow such distributions. Accordingly, any undistributed earnings are accounted for as a liability in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, *Distinguishing Liabilities From Equity*, which establishes accounting standards related to financial instruments with characteristics of both liabilities and equity.

The credit agreement between Cain and CapitalSource has been amended from time to time, most recently by a Seventh Amendment and Limited Consent to the Credit Agreement ("Seventh Amendment"), effective December 29, 2015. Among other provisions, the Seventh Amendment allowed for a bridge loan advance, not to exceed $5,000,000 to be used solely for specific purposes as defined in the agreement, it further amended the leverage ratio covenant from 1.80x to 2.20x solely for the last twelve month period ending December 31, 2015. As of December 31, 2015, the unpaid principal balance of Cain's loan from CapitalSource was $10,910,000 plus an outstanding bridge loan advance of $4,000,000 (which was repaid in full by January 8, 2016). In accordance with the credit agreement, the remaining unpaid principal amount of the loan is due to be repaid through scheduled semiannual principal installments of $750,000 and certain mandatory principal pre-payment events if and as such events occur, as well as interest payments throughout the term of the loan with the balance due at maturity on December 31, 2019 (see Note 4). The Sixth Amendment and Limited Consent, dated December 24, 2014, stipulated that the scheduled semiannual principal repayments would be reduced to $375,000 solely for 2015.

Concurrent with the CapitalSource transaction, Cain designated two officers to manage the affairs of the Company, subject to Cain's supervision and control. These officers and certain other management employees of the Company are shareholders in Cain and are paid by the Company through compensation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated statement of financial condition conforms with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents. Cash and cash equivalents consist of deposits in bank checking accounts and a bank money market account.

Cash on deposit with a bank exceeded insured limits during 2015. In order to mitigate credit risk, the Company places cash with major financial institutions and has not experienced any losses.

Fees Receivable

Fees receivable are comprised of billed invoices and unbilled income accrued for engagements on which the Company's work is substantially complete and its fees are deemed to be earned at December 31, 2015. Fees receivable associated with billed invoices are carried net of reserves. Fees receivable reserves are

established primarily on an aging basis, typically after 90 days, as an allowance for doubtful accounts. Fees receivable are written off when deemed uncollectible.

Investments and Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Amounts related to unsettled securities transactions are reported net on the consolidated statement of financial condition.

Securities and investments owned are valued at market value, and securities and investments not readily marketable are valued at fair value as determined by management. The Company applies the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable.

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and treasury obligations, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

    a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
    b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds)
    c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
    d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Notes to Consolidated Statement of Financial Condition
December 31, 2015

Due From or To Clearing Broker

The amount due from or to clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions or amounts due to clearing broker on settled securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized, while repair and maintenance costs along with the cost of minor equipment are charged to operations in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the lease term.

When an asset is retired or otherwise disposed of, the cost and related depreciation and amortization are removed from the accounts and any resulting gain or loss is credited to or charged against current operations.

Assets under development are transferred to the related fixed asset account when development is complete and the asset is ready for service.

Software Development Costs

Direct development costs associated with internal-use computer software comprised of external direct costs of material and services are capitalized in accordance with guidance relating to accounting for the costs of computer software developed or obtained for internal use. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred. Amortization is provided on a straight-line basis over the estimated economic life of the software application, generally three years.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company became a single-member limited liability company effective April 1, 2006, and thus is presently treated as a disregarded entity for income tax purposes. The operations of the Company will be included in the taxable income of Cain, the member, and accordingly, no provision for income taxes has been recorded in the financial statements. There is no tax sharing agreement between the Company and Cain and there have been no distributions to Cain specifically for reimbursement of taxes.

As required by the FASB uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended December 31, 2015, the Company did not have any material uncertain tax positions for open tax years from 2012.

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Notes to Consolidated Statement of Financial Condition
December 31, 2015

Consolidation

The consolidated statement of financial condition includes the accounts of Cain Brothers RE LLC, its wholly owned subsidiary. All intercompany balances have been eliminated in consolidation.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $6,135,492. Net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had net capital of $7,287,074, which exceeded its requirement of $409,033 by $6,878,041.

The First Amendment to the Third Amended and Restated Operating Agreement of the Company (Note 2) provided that the Company begin, effective March 31, 2008, making quarterly distributions to Cain in the amount of $700,000 per quarter, to the extent earnings and regulatory net capital are sufficient to permit such distributions. Pursuant to the terms of the Third Amendment to the Third Amended and Restated Operating Agreement, the required quarterly distributions were increased to $875,000 in 2010 and reduced to $600,000 beginning in the first quarter of 2011. The Fourth Amendment to the Third Amended and Restated Operating Agreement effective August 15, 2012, allows, among other provisions, for the Company's scheduled distributions to Cain to be reduced to the extent that cash distributions are made by any other subsidiary of Cain. Effective January 1, 2008, the Company began recording undistributed earnings as a "distribution payable" for any undistributed earnings earned subsequent to December 31, 2007, and will continue this practice until Cain's obligations to CapitalSource are satisfied in full. At December 31, 2015, undistributed earnings payable to Cain amounted to $748,656 and is included on the consolidated statement of financial condition.

5. FIXED ASSETS

Fixed assets consist of the following at December 31, 2015:

	Life (in Years)	
Capitalized software costs	3	$ 2,105,711
Computer equipment	3	151,598
Furniture and fixtures	5	153,135
Leasehold improvements	(*)	264,595
Machinery and equipment	5	69,491
		2,744,530
Less: accumulated depreciation and amortization		2,560,437
Total fixed assets		$ 184,093

(*) Amortized over the shorter of the estimated life or the term of the lease.

6. INVESTMENTS, SECURITIES AND CASH EQUIVALENTS, AT FAIR VALUE

As required by guidance issued by the FASB, investments securities and cash equivalents are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments, securities and cash equivalents have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

The table below sets forth information about the levels within the fair values hierarchy at which the Company's investments are measured at December 31, 2015:

	Level 1	Level 2	Level 3	Total
U.S. Government agency securities	$ -	$ 1,903,147	$ -	$ 1,903,147
CB Health Ventures II LLC investment	-	-	134,945	134,945
	$ -	$ 1,903,147	$ 134,945	$ 2,038,092

U.S. Government agency securities includes U.S. Government agency and quasi-agency debt securities and are valued based upon third party pricing services. There were no transfers of securities between Level 2 and Level 3.

During 2015, the Company had a member interest in CB Health Ventures II LLC ("CB Health") which was formed for the purpose of managing investment funds. CB Health manages private equity funds focused on investment opportunities in the healthcare industry. The Company records the fair value of its investments in CB Health based on its proportionate interest held in CB Health, which in turn is based on the underlying net asset value of the funds. The Company's investment in CB Health as of December 31, 2015 was valued at $134,945 and is included on the consolidated statement of financial condition.

In reporting its investments in CB Health at fair value, the Company has utilized financial statements provided by CB Health, which in turn give consideration to the current financial condition of CB Health's portfolio companies, their business and financial prospects and the marketability of (and valuations ascribed to) their portfolio investments. While CB Health has adopted the guidance issued by the FASB to establish accounting and reporting standards related to fair value measurements, effective January 1, 2008, the value of CB Health as of any particular date is not necessarily indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of the underlying portfolio investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

A principal of the Company also serves in a management capacity of CB Health.

During 2015, the Company held a Level 3 restricted common stock investment that was distributed to Cain on December 22, 2015, at estimated fair value. The Company recorded the fair value of the equity investment based upon inputs that market participants would use in pricing such an investment with no public market. In measuring fair value, management utilized the underlying company's financial condition, operating performance and key industry metrics and applied a 50% discount rate to account for its minority ownership interest and illiquid nature of the investment. Due to the inherent uncertainty of valuing such an investment, the value that would ultimately be realized through a future transaction may differ significantly from the carrying value of such an investment.

The following is a reconciliation of Level 3 investments and securities in which significant unobservable inputs were used in determining fair value:

Balance, December 31, 2014	$ 650,810
Realized gains (losses), net	(141,661)
Unrealized gains (losses), net	425,538
Distributions	(399,742)
Capital transfer in kind	(400,000)
Balance, December 31, 2015	$ 134,945
Total change in unrealized gains/(losses) for investments still held at December 31, 2015	$ 40,580

7. RELATED-PARTY TRANSACTIONS

On October 31, 2009, the Company entered into an Expense Sharing and Financing Agreement with Cain Brothers Asset Management, LLC ("CBAM"), a wholly-owned subsidiary of Cain, for certain administrative and financing services provided by the Company to CBAM. On December 17, 2012, the Company and CBAM entered into the First Amended and Restated Expense Sharing and Financing Agreement with an effective date of January 1, 2012. In 2015, compensation and benefit expenses in the amount of $75,000 were allocated to CBAM. The Company executed a Solicitation Agreement with CBAM dated October 31, 2009, to govern the parties' relationship with respect to client referrals made by the Company to CBAM relating to investment advisory services. Referral fee income in the amount of $3,413 was allocated to the Company from CBAM in 2015.

On August 20, 2012, the Company entered into an Investment Management Agreement ("IMA") with CBAM, an investment adviser registered with the Securities and Exchange Commission. Pursuant to the agreement, CBAM provided investment management services to the Company in accordance with the investment guidelines outlined in the IMA for assets designated by the Company and held in a separate account at a third party custodian. Under the IMA, no management fees were charged for the services in 2015. The IMA with CBAM was terminated on March 31, 2015 and the Company entered into an investment management agreement with a third party.

Cain sold its membership interest in CBAM to a third party on March 31, 2015. In conjunction with the sale, the Company forgave a receivable balance due from CBAM in the amount of $34,996. As the Company and CBAM were entities under common control, such forgiveness was accounted for as a charge to member's equity.

The Company entered into an Expense Sharing Agreement dated January 24, 2011 with Cain Brothers Funding LLC ("CBF"), a wholly-owned subsidiary of Cain, for certain administrative and supervisory services provided by the Company to CBF. The Company and CBF executed the First Amended and Restated Expense Sharing Agreement on December 17, 2012, with an effective date of January 1, 2012. In 2015, compensation and benefit expenses in the amount of $610,599 were allocated to CBF under the agreement. At December 31, 2015, the Company had a receivable of $5,611 from CBF for ordinary operating expenses paid by the Company on behalf of CBF.

The Company entered into a non-recourse Receivables Sale and Servicing Agreement with Cain on December 31, 2015 and pursuant to which Cain purchased outstanding receivables from the Company in the amount of $4,501,459 as of December 31, 2015. All of the accounts receivable purchased by Cain were collected by the Company, and the proceeds of these collections were transferred to Cain by January 20, 2016.

The Company transferred an investment in restricted common stock with an estimated fair value of $400,000 to Cain on December 22, 2015 through a distribution of undistributed earnings.

The Company had a receivable of $76,977 as of December 31, 2015 from Cain Brothers RE Inc., a wholly-owned subsidiary of Cain formed on April 4, 2012, for ordinary operating expenses paid by the Company on behalf of Cain Brothers RE Inc.

Certain officers and managing directors of the Company also serve as Managers of Cain Brothers Co-Invest GP, LLC (the "GP"), a wholly-owned subsidiary of Cain, and the general partner of Cain Brothers Executive Co-Investment Fund, L.P. (the "Co-Investment Fund") and another special purpose vehicle. The Co-Investment Fund was established in November 2013 to facilitate investments by qualifying Company employees, under certain conditions and contingent upon receipt of a conflict waiver from the Company's client, in transactions for which the Company serves as an advisor. The Managers of the GP, along with certain employees of the Company, are also investors in the Co-Investment Fund. There were no formal servicing arrangements between the Company and the GP or the Co-Investment Fund for 2015.

The receivables from related parties are included in prepaid expenses and other assets on the consolidated statement of financial condition. Payables to related parties are included in accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition.

8. LEASE COMMITMENTS

The Company leases office space under non-cancelable operating lease agreements. Certain leases have renewal options and rent escalation clauses. Future minimum lease payments which extend through 2021 are as follows:

2016	$ 1,490,178
2017	1,195,193
2018	447,357
2019	460,787
2020	474,605
2021	39,647
	$ 4,107,767

The Company maintains a $460,151 collateral account as security for a lease which is included on the consolidated statement of financial condition in prepaid expenses and other assets.

9. DEFERRED COMPENSATION PLANS

In 2013, the Company initiated a deferred equity compensation plan (the "Stock Award Plan", or "SAP"), pursuant to which selected employees receive a discretionary equity compensation award that vests over an award period (generally two years) specified in the summary of terms associated with that year's SAP. The award is expressed as a dollar value convertible to shares of Cain stock based on the price per share in effect as of the vesting date. The Company records compensation expense ratably over the vesting period. Unvested SAP compensation scheduled to vest as of December 31, 2016 and December 31, 2017 equals $987,500 and $450,000, respectively.

In 2016, the Company initiated a deferred cash compensation plan (the "Cash Award Plan", or "CAP", pursuant to which selected employees receive a discretionary cash compensation award that is earned over an award period (for the 2016 CAP, two years) specified in the summary of terms associated with that year's CAP. Similar to the SAP, the CAP is a discretionary award designed to provide an incentive to CAP recipients to remain with the Company. The Company records compensation expense for CAP awards ratably as earned. Unearned CAP compensation scheduled to be earned and paid on December 31, 2016 and December 31, 2017 equals $300,000 and $300,000, respectively.

The Company has discretionary authority to administer and determine the recipients and amounts of all awards designated under the Stock Award Plan, subject to Cain's approval, and the Cash Award Plan. In order to earn or vest in a CAP or SAP award, the employee must remain in continuous employment with the Company through the applicable earning or vesting period.

10. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, for Plan year 2015, the Company has made a "Safe Harbor" election, pursuant to which it commits to make a profit-sharing contribution of at least 3% of eligible income to employees who are "non-highly compensated employees" ("NHCE"), defined by the Internal Revenue Service as those with total earnings in the previous calendar year (i.e., 2014) of $115,000 or less. In addition, the Company may make a discretionary profit-sharing contribution to the Plan on behalf of both Highly Compensated Employees and NHCE. For the year ended December 31, 2015, the Company's profit-sharing contribution to the Plan totaled $981,903 and is included in bonus and profit-sharing payable in the accompanying consolidated statement of financial condition. The profit-sharing amount is expected to be funded by March 2015.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

12. CONTINGENCIES

On December 30, 2008, a civil complaint was filed in the Los Angeles Superior Court by a former client of the Company alleging, among other claims, negligence and breach of contract relating to a financing transaction completed in 1998. The matter was dismissed on summary judgment on February 3, 2015, and pursuant to a mediated final settlement agreement effective April 8, 2015, the Company and the plaintiff agreed to withdraw and dismiss with prejudice, with no payments to either party, all claims and counterclaims related to the matter.

On December 5, 2012, a notice was received from a former Company client asserting that it had received a notice from the Internal Revenue Service ("IRS") about certain tax considerations of a 2004 transaction, and that it would seek indemnity and contribution from the Company in the event it incurs damages in connection with this matter. On April 9, 2013, a substantially similar notice was received from another former Company client (the two former clients at issue are represented by the same counsel) that had completed a similar transaction in 2004. The Company has been advised that the IRS audits were closed to the former clients' satisfaction on December 17, 2015. The Company believes it has no culpability or, given the resolution of the IRS audits, potential liability in these matters.

In November 2013, the Company received a Statement of Claim from a former client asserting various causes of action related to fixed rate and total return swap agreements consummated in 2004 and 2005. Pursuant to a FINRA arbitration process, the claims were dismissed in their entirety on January 22, 2015.

As of December 31, 2015, the Company is unaware of any actual or potential complaint for which the process of defense and resolution would reasonably be expected to have a material adverse effect on the results of operations or financial condition of the Company.

13. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2015 through the date the statement of financial condition was issued. Management has determined that there are no material events that would require disclosure in the Company's consolidated statement of financial condition.

Consolidated Statement of Financial Condition and
Report of Independent Registered
Public Accounting Firm

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2015